UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    913837100
                                 (CUSIP Number)


Alan S. Parsow          with a copy to                       David L. Hefflinger
General Partner                                           McGrath, North, Mullin
P. O. Box 818                                                      & Kratz, P.C.
Elkhorn, NE 68022                                    1400 One Central Park Plaza
(402) 289-3217                                                   Omaha, NE 68102
                                                                  (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2001
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 913837100              13D                           Page 2 of 3 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                                / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                                        7.  Sole Voting Power

                                             486,600 Shares
         Number of
         Shares                         8.  Shared Voting Power
         Beneficially
         Owned by                            0
         Reporting
         Person                         9.  Sole Dispositive Power
         With
                                             486,600 Shares

                                        10. Shared Dispositive Power

                                             0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         486,600 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

         / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 8.0% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 913837100               13D                          Page 3 of 3 Pages


         Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 4 to the Schedule 13D of the Partnership. The Partnership amends such prior schedule 13D reports with respect to the common stock of UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. ("UNIVERSAL") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of June 7, 2001, the Partnership owns 486,600 shares of UNIVERSAL common stock. The UNIVERSAL Form 10-Q for the quarter ended March 31, 2001 reported that there were outstanding 6,081,228 shares of UNIVERSAL common stock as of April 30, 2001. Based on this number, the Partnership owns approximately 8.0% of the UNIVERSAL common stock.

         (c) During the past 60 days, the Partnership sold 70,900 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $7.73 to $10.35 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  June 18, 2001

Elkhorn Partners
Limited Partnership

By   /s/  Alan S. Parsow
   ---------------------------
     Alan S. Parsow
     General Partner